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SEC FILE NUMBER 001-13122

CUSIP NUMBER 759509 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Earle M. Jorgensen Retirement Savings Plan

Full Name of Registrant
Former Issuer - Earle M. Jorgensen Company (File No. 1-7537)

Former Name if Applicable
350 S. Grand Avenue, Suite 5100

Address of Principal Executive Office (Street and Number)
Los Angeles, CA 90071

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karla Lewis	(213)	687-7700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Earle M. Jorgensen Retirement Savings Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 27, 2007	By	/s/ Neil McCaffery

Neil McCaffery
Member of the Earle M. Jorgensen Retirement Savings Plan Administrative Committee

United States
Securities and Exchange Commission
Washington, DC 20549
FORM 12b-25
Notification of Late Filing
Attachment
PART III — NARRATIVE
     On April 3, 2006, Reliance Steel & Aluminum Co., a California corporation (“Reliance”) (Commission File No. 001-13122), completed its acquisition of Earle M. Jorgensen Company, a Delaware corporation (“Old EMJ”) (Commission File No. 1-7537). Old EMJ merged with and into a wholly-owned subsidiary of Reliance (the “Merger”). The surviving corporation was originally named RSAC Acquisition Corp., a Delaware corporation, but concurrently with the Merger changed its name to “Earle M. Jorgensen Company” (“EMJ”). As a result of the acquisition, Reliance assumed the obligations under the Earle M. Jorgensen Retirement Savings Plan (“Registrant”).
     In connection with the Merger, Reliance paid $6.50 in cash and issued .0892 (.1784 post-split, adjusted for Reliance’s two-for-one stock split, in the form of a 100% stock dividend on Reliance’s common stock effective July 19, 2006) share of Reliance common stock for each outstanding share of Old EMJ’s common stock. Old EMJ’s common stock was subsequently delisted.
     Although the management of EMJ, the sponsor of the Registrant, and Reliance has been working diligently to complete all required information for the Form 11-K (the “Form 11-K”) of the Registrant for the fiscal year ended March 31, 2007, the Registrant is unable to file its Form 11-K within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense. The Registrant did not receive all necessary information from its third party service provider in a timely manner, and, consequently, the Registrant is unable to complete its financial statements. Accordingly, the Registrant is not able to file its Form 11-K for the fiscal year-ended March 31, 2007 by the September 27, 2007 due date and is requesting the fifteen-day extension permitted by Rule 12b-25.